SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 1 2010
DIVISION OF MARKET REGULATION

SECURITIES
W



10031754

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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

CM

SEC FILE NUMBER
8- 53698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Silver + Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/17/10

ITEM 1

CHICAGO ANALYTIC
TRADING COMPANY, LLC

REPORT FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

CHICAGO ANALYTIC TRADING COMPANY, LLC

TABLE OF CONTENTS



MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Chicago Analytic Trading Company, LLC

We have audited the accompanying statements of financial condition of Chicago Analytic Trading Company, LLC as of December 31, 2009 and 2008, and the related statements of income and members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 7 has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it. The additional information on page 8 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 22, 2010

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2009	2008
ASSETS		
Current Assets		
Cash	$ 1,086,660	$ 492,873
Note receivable	750,000	-
Due from related party	4,410	-
Interest receivable	4,942	-
Prepaid expenses	14,951	13,205
Total current assets	1,860,963	506,078
Property And Equipment		
Office equipment	3,625	-
Computer equipment	2,900	-
	6,525	-
Less: accumulated depreciation	218	-
Net property and equipment	6,307	-
TOTAL ASSETS	$ 1,867,270	$ 506,078
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 28,475	$ 61,317
Cash overdraft	48,163	-
Accrued payroll and related taxes	58,513	-
State taxes payable	6,800	-
Total current liabilities	141,951	61,317
Members' Equity	1,725,319	444,761
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,867,270	$ 506,078

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY FOR THE YEARS ENDED DECEMBER 31

	2009	2008
Revenue	$ 3,343,774	$ 354,954
Operating Expenses	2,092,159	101,622
Operating Income	1,251,615	253,332
Other Income, Net	35,743	45,713
Income Before Provision For State Taxes	1,287,358	299,045
Provision For State Taxes	6,800	-
Net Income	1,280,558	299,045
Members' Equity - Beginning Of Year	444,761	146,918
Members' Distributions	-	(1,202)
Members' Equity - End Of Year	$ 1,725,319	$ 444,761

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2009	2008
INCREASE (DECREASE) IN CASH		
Cash Flows From Operating Activities:		
Net income	$ 1,280,558	$ 299,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	218	-
Changes in operating assets and liabilities:		
Decrease in:		
Due from related party	(4,410)	-
Interest receivable	(4,942)	-
Prepaid expenses	(1,746)	(2,142)
Increase (decrease) in:		
Accounts payable	(32,842)	30,179
Cash overdraft	48,163	-
Accrued payroll and related taxes	58,513	-
State taxes payable	6,800	-
Total adjustments	69,754	28,037
Net cash provided by operating activities	1,350,312	327,082
Cash Flows From Investing Activities:		
Purchase of property and equipment	(6,525)	-
Lending under note receivable	(750,000)	-
Net cash used by investing activities	(756,525)	-
Cash Flows From Financing Activities:		
Distributions to members	-	(1,202)
Net Increase In Cash	593,787	325,880
Cash - Beginning Of Year	492,873	166,993
Cash - End Of Year	$ 1,086,660	$ 492,873

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized November 1, 2001, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph k(2)(B). The provision of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

No provision for federal taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis.

Management has evaluated subsequent events through February 22, 2010, the date when the financial statements were available to be issued.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at various financial institutions and has credit risk for balances in excess of federally insured limits.

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

4 - Note Receivable

The Company is holding a note receivable from a related party that is unsecured and is due on demand, with a maturity date of April 30, 2011. Interest accrues monthly at 2.5% per annum, and the entire amount of interest is due in full at the maturity date of April 30, 2011. Interest income was $4,942 for the year ended December 31, 2009.

5 - Related Party Transactions

During the years ended December 31, 2009 and 2008, the Company acted as an introducing broker to a limited liability company whose managing member is S4 Capital, LLC, a related entity through common ownership. Commissions earned through the trading activity of the limited liability company totaled approximately $2,992,000 and $294,000 for the years ended December 31, 2009 and 2008, respectively.

As of December 31, 2009, the Company was owed $4,410 from a party related by common ownership related to overpayments made under an expense sharing agreement. As of December 31, 2008, the Company owed a party related by common ownership unpaid rent for a terminated lease of $30,320 and $29,406 for expenses paid by the related party to be reimbursed under an expense sharing agreement included in accounts payable. These expenses include salaries and benefits, rent, utilities, and other expenses. Both amounts were paid in 2009.

6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $6,253. As of December 31, 2009, the Company had net capital of $923,239 as calculated in accordance with Rule 15c3-1, which was $916,986 in excess of its SEC required net capital. The Company's net capital ratio was 0.10 to 1.

7 - Clearing Broker Requirements

The Company's clearing broker as of December 31, 2009 and 2008, requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 6 or $100,000. The Company is also required to maintain a cash deposit with the clearing broker of $100,000.

8 - Subsequent Event

Effective January 1, 2010, the Company instituted a 401(k) plan and a pension plan that will cover eligible employees, as defined in the plan. The 401(k) plan will allow for discretionary employer contributions and the pension plan will require minimum contributions as determined by the Company's actuaries.

ADDITIONAL INFORMATION

CHICAGO ANALYTIC TRADING COMPANY, LLC

SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31

	2009	2008
Salaries:		
Guaranteed payment to member	$ 240,000	$ -
Office	1,138,206	26,372
Payroll taxes	32,222	-
Employee benefits	1,347	-
Exchange fees	7,512	4,277
Bank charges	5,601	3,838
Client research expense	212,793	-
Computer expenses	52,748	19,616
Contributions	100,000	-
Execution expense	84,221	-
Depreciation	218	-
Dues and subscriptions	9,782	1,140
Insurance	1,218	1,265
Licenses and registration expense	13,963	9,248
Moving expenses	14,269	-
Office expenses	4,121	1,040
Professional education	598	-
Professional fees	96,089	31,924
Rental	15,098	2,618
Telephone	1,268	-
Trading systems	9,331	-
Travel and entertainment	51,554	284
Total operating expenses	$ 2,092,159	$ 101,622

See disclaimer of opinion in Independent Auditors' Report.

CHICAGO ANALYTIC TRADING COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Net Capital		
Total members' equity		$ 1,725,319
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		1,725,319
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		1,725,319
Deductions and/or charges:		
Nonallowable assets:		
Receivables from affiliate	759,352	
Property and equipment	6,307	
Other assets	14,951	
Haircuts on securities:		
Money market funds	21,470	
		802,080
Total Net Capital		$ 923,239
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 141,951
Total Aggregate Indebtedness		$ 141,951
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required in Accordance with NASD Regulations		$ 9,463
Excess Net Capital		$ 913,776
Ratio: Aggregate Indebtedness to Net Capital		0.15 to 1
Reconcilation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2009)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		$ 379,119
Allowable assets erroneously reported as nonallowable		2,543
Pre-audit adjustments for changes in compensation and pension plan contributions and other items (net)		515,377
Audit adjustment to adjust state taxes payable		26,200
Net Capital per above		$ 923,239

See Independent Auditors' Report.